Delisting Determination,The Nasdaq Stock Market, LLC,
August 27, 2015, Response Genetics, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Response Genetics, Inc.
(the Company), effective at the opening of the trading session on September 8, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1).
The Company was notified of the Staffs
determination on December 19, 2014. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated February 17, 2015, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rules 5550(a)(2) and 5550(b)(1).
However, the Company was unable to meet the exception milestones as required. On July 2, 2015, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on July 6, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on August 17, 2015.